                                                                   Exhibit 12


                            Sotheby's Holdings, Inc.
                Computation of Ratio of Earnings to Fixed Charges
                                  (in Thousands)

                                       Three Months Ended
                                            March 31,                   Fiscal Year Ended December 31,
                                        1998        1997       1997       1996       1995       1994       1993
                                      ---------  ----------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Income (Loss) before taxes.............$  (9,972) $  (11,120) $  64,457  $  68,244  $  54,303  $  33,765  $  32,157
Fixed Charges
  Interest Expense..................      2,774         614      6,018      3,643      5,850      4,013      4,281
  Portion of rent expense
    representing interest expense...        959         805      3,219      2,870      2,517      2,105      1,914
                                      ---------  ----------  ---------  ---------  ---------  ---------  ---------
Total fixed charges excluding
  capitalized interest..............      3,733       1,419      9,237      6,513      8,367      6,118      6,195
Capitalized interest................         75          --         --         --         --         --         --
                                      ---------  ----------  ---------  ---------  ---------  ---------  ---------
Total fixed charges(1)..............      3,808       1,419      9,237      6,513      8,367      6,118      6,195
                                      ---------  ----------  ---------  ---------  ---------  ---------  ---------
Income (Loss) before taxes and
  fixed charges.....................     (6,164)     (9,701)    73,694     74,757     62,670     39,883     38,352
Ratio of earnings to fixed
  charges...........................         --          --       7.98      11.48       7.49       6.52       6.19
Deficiency of earnings to fixed
  charges(2)........................     (9,972)    (11,120)

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(1) In the ratio of earnings to fixed charges for the Company and its subsidiaries, earnings is computed as income before taxes plus fixed charges. Fixed charges consist of interest on all indebtedness, including any amortization of debt discount or premium, capitalized interest and the Company's estimate of that portion of rental expense considered to be representative of the interest factor.

(2) Earnings are inadequate to cover fixed charges; therefore, the disclosure above represents the deficiency of earnings to fixed charges. The Company's business is seasonal, with peak revenues and operating income occurring in the second and fourth quarters of each year as a result of the traditional spring and fall art auction seasons.